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Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	The GDL Fund - N-2/A Filing

Ladies and Gentlemen:

On behalf of The GDL Fund (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed pre-effective amendment to the Registration Statement on Form N-2 filed with the Commission on September 30, 2016 (the “Registration Statement”).

A fee of $100.70 to cover the registration fee under the Securities Act was previously paid.

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon